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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                             (AMENDMENT NO. ___)(1)

                            FRISBY TECHNOLOGIES, INC.
                                (Name of Issuer)

                         COMMON STOCK, $ .001 PAR VALUE
                         (Title of Class of Securities)

                                    358743102
                                 (CUSIP Number)

CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT TO WHICH THIS SCHEDULE IS FILED:

         / /  RULE 13d-1(b)
         / /  RULE 13d-1(c)
         /x/  RULE 13d-1(d)

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(1)      The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).
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CUSIP NO. 358743102                    13G            PAGE   2    OF   2   PAGES
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1          NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

           Dott. Luca Bassani Antivari
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2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (a)  / /
           (b)  / /
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3          SEC USE ONLY

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4          CITIZENSHIP OR PLACE OF ORGANIZATION

           Italy
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                         5      SOLE VOTING POWER

         NUMBER                 1,049,827 (includes 452,327 shares of Common
                                Stock and 587,500 shares of Convertible
        OF SHARES               Preferred Stock owned by MUSI Investments, S.A.)
                         -------------------------------------------------------
      BENEFICIALLY       6      SHARED VOTING POWER

        OWNED BY                None
                         -------------------------------------------------------
          EACH           7      SOLE DISPOSITIVE POWER

        REPORTING               1,049,827 (includes 452,327 shares of Common
                                Stock and 587,500 shares of Convertible
       PERSON WITH              Preferred Stock owned by MUSI Investments, S.A.)
                         -------------------------------------------------------
                         8      SHARED DISPOSITIVE POWER

                                None
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9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,049,827 (includes 452,327 shares of Common Stock and 587,500 shares of Convertible Preferred Stock owned by MUSI Investments, S.A.)
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10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*

           / /
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11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           20.5 %
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12         TYPE OF REPORTING PERSON*

           IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
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ITEM 1(a).        NAME OF ISSUER:

                  Frisby Technologies, Inc.

ITEM 1(b)         ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  77 East Main Street
                  Suite 2000
                  Bay Shore, New York 11706

ITEM 2(a)         NAME OF PERSON FILING:

                  Dott. Luca Bassani Antivari

ITEM 2(b)         ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  c/o CMB Compagnie Monegasque de Banque
                  23 Avenue de la Costa, BP#167
                  Monaco, Monte Carlo 98000

ITEM 2(c)         CITIZENSHIP:

                  Italy

ITEM 2(d)         TITLE OF CLASS OF SECURITIES:

                  Common Stock, $ .001 par value

ITEM 2(e)         CUSIP NUMBER:

                  358743102

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

                  Not applicable

ITEM 4.           OWNERSHIP.

                  Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

                  (a) AMOUNT BENEFICIALLY OWNED:

                  1,049,827 (includes 452,327 shares of Common Stock and 587,500 shares of Convertible Preferred Stock owned by MUSI Investments, S.A.)

                  (b) PERCENT OF CLASS:

                  20.5 %

                  (c) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                  (i) SOLE POWER TO VOTE OR TO DIRECT THE VOTE

                  1,049,827 (includes 452,327 shares of Common Stock and 587,500 shares of Convertible Preferred Stock owned by MUSI Investments, S.A.)

                  (ii) SHARED POWER TO VOTE OR TO DIRECT THE VOTE
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                  None

                  (iii) SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF

                  1,049,827 (includes 452,327 shares of Common Stock and 587,500 shares of Convertible Preferred Stock owned by MUSI Investments, S.A.)

                  (iv) SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF

                  None

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  Not applicable

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

                  Not applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  Not applicable

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  Not applicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.

                  Not applicable

ITEM 10.          CERTIFICATIONS.

                  By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                    SIGNATURE

                           After reasonable inquiry and to the best of my
                  knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                             2/11/99
                                                 -------------------------------
                                                              (Date)


                                                 /s/ Dott. Luca Bassani Antivari
                                                 -------------------------------
                                                            (Signature)

                                                     Dott. Luca Bassani Antivari
                                                 -------------------------------
                                                     Dott. Luca Bassani Antivari



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